August 20, 2015

VIA EDGAR

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attn:  Mr. Ed Bartze

Re:	Tortoise Energy Infrastructure Corporation (the “Fund”) File Numbers 811-21462 & 333-165006

To the Commission:

On August 3, 2015, the Fund filed a post-effective amendment to its universal shelf registration statement on Form N-.  The Fund received oral comments on the filing from Ed Bartze of staff the Securities and Exchange Commission (the “Commission”).  The following sets forth the comments of the Commission staff and the Fund’s response to those comments.  The text of each comment has been included in this letter for your reference, and the Fund’s response is presented below each comment.

Cover Page

1.	Comment: Please provide a representation that the Fund will not use the term “senior” with respect to future offerings of debt unless the debt is senior in priority to other outstanding debt of the Fund.

Response:  The Fund hereby represents that it not use the term “senior” with respect to future offerings of debt unless the debt is senior in priority to other outstanding debt of the Fund.

2.	Comment: The disclosure references investments in entities smaller than $100 million. Please add a small cap risk disclosure to the prospectus summary.

Response:  The disclosure has been revised as requested.

3.	Comment: The Fund discloses it could invest up to 25% in junk bonds. Please add a corresponding junk bond risk factor to the prospectus summary.

Response:  The disclosure has been revised as requested.

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The Fund acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States. We look forward to hearing from you soon to discuss any comments you may have on this letter.  Please contact the undersigned at (816) 983-8362 or Steve Carman at (816) 983-8153.

Sincerely,

/s/ Eric J. Gervais

Eric J. Gervais